Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities by Directors of the Company

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	: Martyn Richard Wade
Designation	: Director and Chief Executive Officer of the Company
Transaction Date No. 1	: 23 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 5,000
Highest Price per share traded on Nasdaq	: US$24.22
Lowest Price per share traded on Nasdaq	: US$22.22
Average Price of shares sold	: US$22.76
Total value of transaction	: US$113,800
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Transaction Date No. 2	: 25 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 2,000
Highest Price per share traded on Nasdaq	: US$26.33
Lowest Price per share traded on Nasdaq	: US$23.30
Average Price of shares sold	: US$25.00
Total value of transaction	: US$50,000
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Name	: Stephen William Griffiths
Designation	: Director and Chief Financial Officer of the Company
Transaction Date No. 1	: 23 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 6,000
Highest Price per share traded on Nasdaq	: US$24.22
Lowest Price per share traded on Nasdaq	: US$22.22
Average Price of shares sold	: US$24.00
Total value of transaction	: US$144,000
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Transaction Date No. 2	: 24 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 8,000
Highest Price per share traded on Nasdaq	: US$23.97
Lowest Price per share traded on Nasdaq	: US$21.66
Average Price of shares sold	: US$23.83
Total value of transaction	: US$190,640
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

Transaction Date No. 3	: 25 February 2022
Class of securities	: Ordinary shares
Number of securities sold	: 16,000
Highest Price per share traded on Nasdaq	: US$26.33
Lowest Price per share traded on Nasdaq	: US$23.30
Average Price of shares sold	: US$25.38
Total value of transaction	: US$406,080
Nature of transaction	: On-market sale
Nature and extent of director’s interest	: Direct beneficial

By order of the Board

1 March 2022

Sponsor: Grindrod Bank Limited